Exhibit C

May 17, 2016

The Board of Directors

E-Commerce China Dangdang Inc.

21/F, Jing An Center

No. 8 North Third Ring Road East

Chaoyang District, Beijing 100028

People’s Republic of China

Dear Directors:

Reference is made to the non-binding preliminary proposal, dated July 9, 2015 (the “Original Proposal”), made by Ms. Peggy Yu Yu, Chairwoman of the Board of Directors of E-Commerce China Dangdang Inc. (the “Company”), and her spouse, Mr. Guoqing Li, Chief Executive Officer and director of the Company (together, the “Buyer Group”) to acquire all outstanding common shares (the “Shares”), including shares represented by American depositary shares (“ADSs”, each representing five Class A Shares), of the Company not beneficially owned by the Buyer Group in a going-private transaction (the “Acquisition”).

We very much appreciate the time spent and efforts made by the special committee (the “Special Committee”) of the Company’s board of directors and its advisors so far to facilitate our due diligence and negotiate the definitive agreements providing for the Acquisition. We are submitting this revised non-binding proposal to reaffirm our interests in the Acquisition and to revise our offer price (the “Offer Price”) to US$6.50 in cash per ADS, or US$1.30 in cash per Share.

Our decision to revise the Offer Price has been a difficult one to make but is necessitated by the tougher than expected market conditions facing the Company and the global economy. In particular:

•	Changes in the market for e-commerce companies in China have adversely affected the operating and financial performance of the Company. With accelerating industry consolidation, further centralization of internet traffic to large players and stronger market competitors, e-commerce companies like the Company are facing more significant challenges in terms of their growth potential. The Company’s market share has been further eroded by the outperforming growth of certain large competitors in China in book sales in 2015. The growth rate of the Company’s total net revenues in 2015 was the lowest over the past three fiscal years, and the growth rate of the Company’s revenues from sales of books and other media products declined for three consecutive fiscal years from 2013 to 2015. The Company’s other revenue including revenue from third-party merchants participating in the marketplace program declined by 7% year-over-year in 2015. The Company’s gross margin declined by 2.4% year-over-year in 2015. We believe that the recent operating and financial performance of the Company has had a negative impact on its value.

•	The global financial markets have experienced significant volatility recently, including substantial volatility in equity securities markets, which has been reflected in the performance of the Company’s ADSs. In particular, the closing price of the Company’s ADSs has decreased to US$5.34 (May 16, 2016). We believe that a prolonged timeline for negotiating the Acquisition may create substantial uncertainties to the price of the Company’s ADSs, and the Acquisition would allow the Company’s shareholders to immediately realize a certain value for all of their Shares and/or ADSs.

•	The recent economic slowdown in China and challenges to the macroeconomic environment are expected to be sustained, with the RMB under strong depreciation pressure. China’s GDP growth in the fourth quarter of 2015 has decreased to a six-year low of 6.8% and may further decrease to 6.3% in 2016, according to IMF’s forecast. Since the announcement of the Original Proposal on July 9, 2015, RMB has depreciated against U.S. dollar from RMB6.2086 per USD (July 9, 2015) to RMB6.5285 per USD (May 13, 2016), a 5.2% drop in approximately ten months, according to the exchange rates issued by the Federal Reserve Board. The depreciation trend of RMB is expected to continue, resulting in a negative impact on the valuation of the Company in USD terms. Furthermore, our cost of funding associated with the financing for the Acquisition rises with a stronger U.S. dollar.

In closing, we continue to be fully committed to close the Acquisition and believe that the Acquisition provides full value to the Company’s shareholders. We hope that the Special Committee will give prompt consideration to our proposal, and we are prepared to execute definitive agreements on an expedited basis and work together with the Special Committee to bring this Acquisition to a successful and timely conclusion.

Should you have any questions regarding this proposal, please do not hesitate to contact the undersigned.

/s/ Peggy Yu Yu

Peggy Yu Yu

/s/ Guoqing Li

Guoqing Li

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